

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

May 17, 2016

Via E-Mail
Robert F. Probst
Executive Vice President and Chief Financial Officer
Ventas, Inc.
353 N. Clark Street, Suite 3300
Chicago, IL 60654

Re: Ventas, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed February 12, 2016
File No. 1-10989

Dear Mr. Probst:

We have reviewed your May 4, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2016 letter.

Note 13 – Income Taxes, page 116

1. We note your responses to our prior comments 3 and 4. Please clarify for us why the Deductions line item in your valuation allowance rollforward on page 118 does not appear to be reflected in your reconciliation of income tax expense (benefit) on page 117.

Robert F. Probst
Ventas, Inc.
May 17, 2016
Page 2

      You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
  Commodities